Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-111957


                                   PROSPECTUS

                        3,766,510 SHARES OF COMMON STOCK


                                  BLUEFLY, INC.

        This prospectus relates to the resale of up to 3,766,510 shares of our common stock by the selling stockholders listed in this Prospectus under the section "Selling Stockholders."

        The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "BFLY," and on the Boston Stock Exchange under the symbol "BFL." On March 30, 2004, the last sale price of our common stock was $3.31 per share.

        THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS COMMENCING ON PAGE 3 IN DETERMINING WHETHER TO PURCHASE THE SHARES.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS APRIL 1, 2004

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                                TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.....................................1
DOCUMENTS INCORPORATED BY REFERENCE.....................................1
THE COMPANY.............................................................2
RECENT DEVELOPMENTS.....................................................2
RISK FACTORS............................................................3
FORWARD-LOOKING STATEMENTS.............................................11
USE OF PROCEEDS........................................................11
SELLING STOCKHOLDERS...................................................11
PLAN OF DISTRIBUTION...................................................14

EXPERTS................................................................16

LEGAL MATTERS..........................................................16

        Our address is 42 West 39th Street, New York, New York 10018, and the phone number of our executive offices is (212) 944-8000.

        The terms "Company," "Bluefly," "Registrant," "we," "us," and "our" in this prospectus refer to Bluefly, Inc. and its subsidiary.

        We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

        No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, or a solicitation of an offer to buy, such securities by anyone in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date as of which information is given in this prospectus.

        Until May 11, 2004 (40 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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                       WHERE YOU CAN FIND MORE INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete (although they include a description of the terms thereof that the Company believes are material to such statement) and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC. We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to: Bluefly, Inc., 42 West 39th Street, New York, New York 10018, Attention: General Counsel, Telephone: (212) 944-8000.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. We incorporate by reference in this prospectus the information contained in the following documents:

        . our Amended Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 29, 2004;

        . our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 4, 2004;

        . our Proxy Statement dated July 2, 2003, filed with the SEC on July 2, 2003 in connection with our Annual Meeting of Stockholders held on August 1, 2003;
        .   our Current Report on Form 8-K, filed with the SEC on January 13,
            2004;
        . our Current Report on Form 8-K, filed with the SEC on January 16, 2004;
        . the description of our common stock in our registration statement on Form 8-A filed with the SEC on April 22, 1997, including any amendments or reports filed for the purpose of updating such description; and
        . all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that may be offered with this prospectus are sold.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in "Where You Can Find More Information" immediately above.

        Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus.

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                                   THE COMPANY

        We are a leading Internet retailer of designer fashion and home accessories at discount prices. We sell over 350 brands of designer apparel, accessories and home products at discounts up to 75% off retail value. In the 12 months of calendar year 2003, we offered over 80,000 different types of items for sale in categories such as men's, women's and accessories as well as house and home accessories. Since its inception, www.bluefly.com has served over 500,000 customers and shipped to over 20 countries.

        We were incorporated in 1991 under the laws of the state of New York as Pivot Corporation. In 1994, we changed our name to Pivot Rules, Inc. In May of 1997, we completed our initial public offering, and our common stock is listed on the Nasdaq SmallCap Market under the symbol "BFLY." In May of 1998, our Board of Directors approved the development of the Bluefly.com Web site (the "Web site"). In June 1998, we discontinued our golf sportswear division, Pivot Rules, in order to devote all of our energy and resources to building Bluefly.com. We launched our Web site in September 1998. In October 1998, shortly after selling the Pivot Rules brand and trademarks, we changed our name to Bluefly, Inc. to match the name of our Web site. On February 2, 2001, we reincorporated in Delaware through a merger with a wholly owned subsidiary. Our executive offices are located at 42 West 39th Street, New York, New York 10018, and our telephone number is (212) 944-8000. Our Internet address is www.bluefly.com.

                               RECENT DEVELOPMENTS

        On February 19 2004, we announced that we had achieved our first ever quarterly net profit for the quarter ended December 31, 2003, generating $111,000 of net income, as compared to a net loss of $1,660,000 for the quarter ended December 31, 2002. Our net sales in the quarter ended December 31, 2003 were $13,993,000, a 42% increase in net sales from the $9,856,000 in net sales we generated in the quarter ended December 31, 2002. Our net sales in the year ended December 31, 2003 were $37,928,000, a 24% increase in net sales from the $30,606,000 we generated in the year ended December 31, 2002. Our net loss for the year ended December 31, 2003 was $6,369,000, a 1.7% decrease from our net loss of $6,479,000 for the year ended December 31, 2002. On the same date, we also announced that our net sales for the month of January 2004 increased by approximately 23%, to approximately $3.8 million from approximately $3.1 million for January 2003. In order to expand our business, we intend to invest in sales, marketing, merchandising, operations, information systems, site development and additional personnel to support these activities. We therefore expect to continue to incur substantial operating losses for the foreseeable future.

        On January 21, 2004, we announced that we had signed a contract to open a Bluefly storefront in the Apparel & Accessories store on Amazon.com.

        On January 12, 2004, we completed a private placement (the "New Financing") pursuant to which we raised $5,000,000 through the sale of 1,543,209 shares of our common stock and warrants to purchase an additional 385,801 shares of our common stock at an exercise price of $3.96 per share. The proceeds of the New Financing are expected to be used for general corporate purposes. The offer and sale of the shares of our common stock issued in the New Financing, and the shares of our common stock issuable upon the exercise of the warrants issued in the New Financing, are covered by this Prospectus.

        In January 2004, we also extended the maturity dates on the Convertible Promissory Notes issued to Soros in July and October 2003 (the "Notes"). The maturity dates of the Notes, which were originally January and April 2004, respectively, were each extended until March 1, 2005. In February 2004, the maturity date of the Notes was further extended until May 1, 2005.

        On November 25, 2003, we announced that we had opened a brick and mortar outlet store in New York City for the Holiday season.

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                                  RISK FACTORS

        Before you invest in our common stock, you should be aware of the risks described below, which we believe to be the material risks involved with an investment in our common stock. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase shares of our common stock.

        We Have A History Of Losses And Expect That Losses Will Continue In The Future. As of December 31, 2003, we had an accumulated deficit of $92,336,000. We incurred net losses of $6,369,000, $6,479,000 and $25,006,000 for the years ended December 31, 2003, 2002 and 2001, respectively. We have incurred substantial costs to develop our Web site and infrastructure. In order to expand our business, we intend to invest in sales, marketing, merchandising, operations, information systems, site development and additional personnel to support these activities. We therefore expect to continue to incur substantial operating losses for the foreseeable future. Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels, both of which are uncertain. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

        We Are Making A Substantial Investment In Our Business And May Need To Raise Additional Funds. We may need additional financing to effect our business plan. The environment for raising investment capital has been difficult and there can be no assurance that additional financing or other capital will be available upon terms acceptable to us, or at all. In the event that we are unable to obtain additional financing, if needed, we could be forced to decrease expenses that we believe are necessary for us to realize on our long-term prospects for growth and profitability and/or liquidate inventory in order to generate cash. Moreover, any additional equity financing that we may raise could result in significant dilution of the existing holders of common stock. See "Certain Events Could Result In Significant Dilution Of Your Ownership Of Common Stock."

        Our Lenders Have Liens On Substantially All Of Our Assets And Could Foreclose In The Event That We Default Under Our Loan Facility. Under the terms of our loan facility (the "Loan Facility"), Rosenthal & Rosenthal, Inc. ("Rosenthal"), provides us with certain credit accommodations, including loans and advances, factor-to-factor guarantees, letters of credit in favor of suppliers or factors and purchases of payables owed to our suppliers. Pursuant to the Loan Facility, we gave a first priority lien to Rosenthal on substantially all of our assets, including our cash balances. In connection with the Loan Facility, we entered into a reimbursement agreement with affiliates of Soros Private Equity Partners, LLC that collectively own a majority of our capital stock (collectively, "Soros"), pursuant to which Soros agreed to guarantee a portion of the Loan Facility, (the "Soros Guarantee") we agreed to reimburse Soros for any amounts it paid to our lender pursuant to such guarantee and we granted Soros a subordinated lien on substantially all of our assets, including our cash balances, in order to secure our reimbursement obligations. If we default under the Loan Facility, Rosenthal and Soros would be entitled, among other things, to foreclose on our assets in order to satisfy our obligations under the loan facility and the reimbursement agreement. In addition, to the extent that Soros is required to make any payments to Rosenthal under its guarantee of our obligations under the Loan Facility, we would be required to issue an additional warrant to Soros, which could result in a significant dilution of your ownership of our common stock. See "Certain Events Could Result In Significant Dilution Of Your Ownership Of Our Common Stock."

        Our Ability To Comply With Our Financial Covenants and Pay Our Indebtedness Under Our Loan Facility Is Dependent Upon Meeting Our Business Plan. We are required to pay interest under our Loan Facility on a monthly basis. In addition, we are required, under the facility, to maintain working capital of at least $4 million and net tangible worth of at least $5 million as of the end of each fiscal year. Assuming we meet our business plan, we will satisfy these covenants. To a certain extent, however, our ability to meet our business plan, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control and therefore we cannot assure you that based on our business plan we will generate sufficient cash flow from operations to enable us to pay our indebtedness under the Loan Facility and maintain compliance with our net working capital covenant throughout the term of the agreement or that we will be able to maintain compliance with the net worth covenant. If we fall short of our business plan and are unable to raise additional equity capital, we could default

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under our loan facility. In the event of a default under the Loan Facility,
Rosenthal and Soros would be entitled, among other things, to foreclose on our assets (whether inside or outside a bankruptcy proceeding) in order to satisfy our obligations under the Loan Facility and the reimbursement agreement. In addition, a default under our Loan Facility could require us to issue an additional warrant to Soros, which could result in a significant dilution of your ownership of our common stock. See "Risk Factors - Our Lenders Have Liens On Substantially All Of Our Assets And Could Foreclose In The Event That We Default Under Our Loan Facility" and "- Certain Events Could Result In Significant Dilution of Your Ownership of Our Common Stock."

        Certain Events Could Result In Significant Dilution Of Your Ownership Of Our Common Stock. Stockholders could be subject to significant dilution to the extent that we raise additional equity financing, as a result of both the issuance of additional equity securities, the potential conversion of the convertible promissory notes described below and the anti-dilution provisions of our Series B, C, D and E preferred stock described below, which provide for the issuance of additional securities to the holders thereof, under certain circumstances, to the extent that the preferred stock is converted at any time after a sale of common stock at less than $0.76 per share.

        Moreover, as of February 19, 2004, there were outstanding options to purchase 9,102,557 shares of our common stock issued under our 1997 and 2000 Stock Option Plans, warrants to purchase 981,644 shares of our common stock issued to Soros, and additional warrants and options to purchase the 723,301 shares of our common stock offered pursuant to this prospectus. In addition, as of such date, our outstanding preferred stock was convertible into an aggregate of 43,323,430 shares of our common stock (plus any shares of our common stock issued upon conversion in payment of any accrued and unpaid dividends). The exercise of our outstanding options and warrants and/or the conversion of our outstanding preferred stock would dilute the then existing stockholders' percentage ownership of our common stock, and any sales in the public market of our common stock underlying such securities, including pursuant to this prospectus, could adversely affect prevailing market price of our common stock. In the event that all of the securities described above were converted to common stock, the holders of the common stock immediately prior to such conversion would own approximately 21% of the outstanding common stock immediately after such conversion, excluding the effect of accrued dividends on preferred stock.

        As described above, our Series B, C, D and E Preferred Stock contain anti-dilution provisions pursuant to which, subject to certain exceptions, in the event that we issue or sell our common stock or new securities convertible into our common stock in the future for less than $0.76 per share, the number of shares of our common stock to be issued upon the conversion of such preferred stock would be increased to a number equal to the face amount of such preferred stock divided by the price at which such common stock or other new securities are sold.

        In addition, Soros owns $4 million of convertible promissory notes issued by us that bear interest at the rate of 12% per annum and are convertible, at Soros' option, into our equity securities sold in any subsequent round of financing at a price that is equal to the lowest price per share accepted by any investor (including Soros or any of its affiliates) in such subsequent round of financing.

        Moreover, if Rosenthal draws on the Soros Guarantee during the continuance of a default under the Loan Facility, or if at any time the total amount outstanding under the Loan Facility exceeds 90% of the undrawn amount of the Soros Guarantee, we will be required to issue to Soros another warrant (each a "Contingent Warrant") to purchase a number of shares of our common stock equal to the quotient of (a) any amounts drawn under the Soros Guarantee and (b) 75% of the average closing price of our common stock on the ten days preceding the date of issuance of such warrant. Each Contingent Warrant will be exercisable for ten years from the date of issuance at an exercise price equal to 75% of the average closing price of our common stock on the ten days after the date of issuance.

        Soros Owns A Majority Of Our Stock And Therefore Effectively Controls Our Management And Policies. As of February 19, 2004, through its holdings of our common stock, as well as our preferred stock, and warrants convertible into our common stock, Soros beneficially owned, in the aggregate, approximately 85% of our common stock. The holders of our preferred stock vote on an "as converted" basis with the holders of our common stock. By virtue of its ownership of our preferred stock, Soros has the right to appoint two designees to our Board of Directors, each of whom has seven votes on any matter voted upon by our Board of Directors. Collectively, these two designees have 14 out of 20 possible votes on each matter voted upon by our Board of Directors. In addition, we are required to obtain the approval of holders of our preferred stock prior to taking certain actions. The holders

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of our preferred stock have certain pre-emptive rights to participate in future equity financings and certain anti-dilution rights that could result in the issuance of additional securities to such holders. In view of their large percentage of ownership and rights as the holders of our preferred stock, Soros effectively controls our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation, a sale of all or substantially all of our assets or a merger. In addition, Soros has demand registration rights with respect to the shares of our common stock that it beneficially owns. Any decision by Soros to exercise such registration rights and to sell a significant amount of our shares in the public market could have an adverse effect on the price of our common stock. See "Certain Events Could Result In Significant Dilution of Your Ownership Of Common Stock."

        If We Are Not Accurate In Forecasting Our Revenues, We May Be Unable To Adjust Our Operating Plans In A Timely Manner. Because our business has not yet reached a mature stage, it is difficult for us to forecast our revenues accurately. We base our current and future expense levels and operating plans on expected revenues, but in the short term a significant portion of our expenses are fixed. Accordingly, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our operating results in some future quarter to fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock could decline significantly. In addition any such unexpected revenue shortfall could significantly affect our short-term cash flow and our net worth, which could require us to seek additional financing and/or cause a default under our credit facility. See "We Are Making A Substantial Investment In Our Business And May Need To Raise Additional Funds" and "Our Ability To Comply With Our Financial Covenants and Pay Our Indebtedness Under Our Loan Facility Is Dependent Upon Meeting Our Business Plan."

        Unexpected Changes In Fashion Trends Could Cause Us To Have Either Excess or Insufficient Inventory. Fashion trends can change rapidly, and our business is sensitive to such changes. There can be no assurance that we will accurately anticipate shifts in fashion trends and adjust our merchandise mix to appeal to changing consumer tastes in a timely manner. If we misjudge the market for our products or are unsuccessful in responding to changes in fashion trends or in market demand, we could experience insufficient or excess inventory levels or higher markdowns, either of which would have a material adverse effect on our business, financial condition and results of operations.

        We Will Be Subject To Cyclical Variations In The Apparel And E-Commerce Markets. The apparel industry historically has been subject to substantial cyclical variations. Furthermore Internet usage slows down in the summer months. We and other apparel vendors rely on the expenditure of discretionary income for most, if not all, sales. In the first three quarters of 2003, the retail apparel market experienced sluggish growth, requiring many retailers to significantly reduce prices and discount merchandise. We lowered our prices during the first quarter of 2003, in part, as the result of this sluggish growth, and maintained lower pricing levels in the second and third quarters of 2003 in order to generate cash from excess out-of-season inventory. While the fourth quarter of 2003 saw a slight improvement in the retail apparel market, any future decrease in growth rates or downturn, whether real or perceived, in economic conditions or prospects could adversely affect consumer spending habits and, therefore, have a material adverse effect on our revenue, cash flow and results of operations. Alternatively, any improvement, whether real or perceived, in economic conditions or prospects could adversely impact our ability to acquire merchandise and, therefore, have a material adverse effect on our business, prospects, financial condition and results of operations, as our supply of merchandise is dependent on the inability of designers and retailers to sell their merchandise in full-price venues. See "We Do Not Have Long Term Contracts With The Majority Of Our Vendors And Therefore The Availability of Merchandise Is At Risk."

        We Purchase Product From Some Indirect Supply Sources, Which Increases Our Risk of Litigation Involving The Sale Of Non-Authentic Or Damaged Goods. We purchase merchandise both directly from brand owners and indirectly from retailers and third party distributors. The purchase of merchandise from parties other than the brand owners increases the risk that we will mistakenly purchase and sell non-authentic or damaged goods, which could result in potential liability under applicable laws, regulations, agreements and orders. Moreover, any claims by a brand owner, with or without merit, could be time consuming, result in costly litigation, generate bad publicity for us, and have a material adverse impact on our business, prospects, financial condition and results of operations.

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        If Our Co-Location Facility Or Our Third Party Distribution Center
Fails, Our Business Could Be Interrupted For A Significant Period Of Time. Our ability to receive and fulfill orders successfully and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems and fulfillment center. Substantially all of our computer and communications hardware is located at a single co-location facility in New Jersey. Our inventory is held, and our customer orders are filled, at a third party distribution center located in Virginia. These operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not presently have redundant systems in multiple locations or a formal disaster recovery plan. Accordingly, a failure at one of these facilities could interrupt our business for a significant period of time, and our business interruption insurance may be insufficient to compensate us for losses that may occur. Any such interruption would negatively impact our sales, results of operations and cash flows for the period in which it occurred, and could have a long-term adverse effect on our relationships with our customers and suppliers.

        Security Breaches To Our Systems And Database Could Cause Interruptions to Our Business And Impact Our Reputation With Customers, And We May Incur Significant Expenses to Protect Against Such Breaches. A fundamental requirement for online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer transaction and personal data contained in our customer database. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation with customers, thereby affecting our long-term growth prospects. In addition, we may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

        Brand Owners Could Establish Procedures To Limit Our Ability To Purchase Products Indirectly. Brand owners have implemented, and are likely to continue to implement, procedures to limit or control off-price retailers' ability to purchase products indirectly. In addition, several brand owners in the U.S. have distinctive legal rights rendering them the only legal importer of their respective brands into the U.S. If we acquire such product indirectly from distributors and other third parties who may not have complied with applicable customs laws and regulations, such goods could be subject to seizure from our inventory by U.S. Customs Service, and the importer may have a civil action for damages against us. See "We Do Not Have Long Term Contracts With The Majority Of Our Vendors And Therefore The Availability Of Merchandise Is At Risk."

        Our Growth May Place A Significant Strain On Our Management And Administrative Resources And Cause Disruptions In Our Business. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our management and administrative resources. To be successful, we must continue to implement information management systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, merchandising, operations and technology functions. Any failure to implement such systems and training, and to maintain such coordination, could affect our ability to plan for, and react quickly to, changes in our business and, accordingly, could cause an adverse impact on our cash flow and results of operations in the periods during which such changes occur. In addition, as our workforce grows, our experience to potential employment liability issues increases, and we will need to continue to improve our human resources functions in order to protect against such increased exposure. Moreover, our business is dependent upon our ability to expand our third-party fulfillment operations, customer service operations, technology infrastructure, and inventory levels to accommodate increases in demand, particularly during the peak holiday selling season. Our planned expansion efforts in these areas could cause disruptions in our business. Any failure to expand our third-party fulfillment operations, customer service operations, technology infrastructure or inventory levels at the pace needed to support customer demand could have a material adverse effect on our cash flow and results of operations during the period in which such failures occur and could have a long-term effect on our reputation with our customers.

        We Are Heavily Dependent On Third-Party Relationships, And Failures By A Third Party Could Cause Interruptions To Our Business. We are heavily dependent upon our relationships with our fulfillment

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operations provider and Web hosting provider, delivery companies like UPS and the United States Postal Service, and credit card processing companies such as Paymentech and Cybersource to service our customers' needs. To the extent that there is a slowdown in mail service or package delivery services, whether as a result of labor difficulties, terrorist activity or otherwise, our cash flow and results of operations would be negatively impacted during such slowdown, and the results of such slowdown could have a long-term negative effect on our reputation with our customers. The failure of our fulfillment operations provider, credit card processors or Web hosting provider to properly perform their services for us could cause similar effects. Our business is also generally dependent upon our ability to obtain the services of other persons and entities necessary for the development and maintenance of our business. If we fail to obtain the services of any such person or entities upon which we are dependent on satisfactory terms, or we are unable to replace such relationship, we would have to expend additional resources to develop such capabilities ourselves, which could have a material adverse impact on our short-term cash flow and results of operations and our long-term prospects.

        We Are In Competition With Companies Much Larger Than Ourselves. Electronic commerce generally and, in particular, the online retail apparel and fashion accessories market, is a new, dynamic, high-growth market and is rapidly changing and intensely competitive. Our competition for customers comes from a variety of sources including:

        . existing land based, full price retailers, such as Neiman Marcus, Saks Fifth Avenue, Nordstrom, The Gap, and Macy's, which are using the Internet to expand their channels of distribution;

        . less established companies, such as eLuxury, which are building their brands online;

        .   internet sites such as Amazon.com and ebay.com;

        .   traditional direct marketers, such as L.L. Bean, Lands' End and J.
            Crew;

        .   television direct marketers such as QVC; and

        . traditional off price retail stores such as T.J. Maxx, Marshalls, Ross, Filene's Basement and Loehmanns, which may or may not use the Internet to grow their customer base.

        We expect competition in our industry to intensify and believe that the list of our competitors will grow. Many of our competitors and potential competitors have longer operating histories, significantly greater resources, greater brand name recognition and more firmly established supply relationships. We believe that the principal competitive factors in our market include:

        .   brand recognition;

        .   merchandise selection;

        .   price;

        .   convenience;

        .   customer service;

        .   order delivery performance;

        .   site features; and

        .   content.

        There can be no assurance that we will be able to compete successfully against competitors and future competitors, and competitive pressures faced by us could force us to increase expenses and/or decrease our prices at some point in the future.

        We Do Not Have Long Term Contracts With The Majority Of Our Vendors And Therefore The Availability Of Merchandise Is At Risk. We have few agreements controlling the long-term availability of merchandise or the continuation of particular pricing practices. Our contracts with suppliers typically do not restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to sell products to us on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and obtain high quality merchandise is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, our ability to satisfy our customer's needs, and therefore our long-term growth prospects, would be materially adversely affected. See, "Brand Owners Could Establish Procedures to Limit Our Ability to Purchase Products Indirectly."

        We Need To Further Establish Brand Name Recognition. We believe that further establishing, maintaining and enhancing our brand is a critical aspect of our efforts to attract and expand our online traffic. The number of Internet sites that offer competing services, many of which already have well established brands in online services or the retail apparel industry generally, increases the importance of establishing and maintaining brand name recognition. Promotion of Bluefly.com will depend largely on our success in providing a high quality online experience supported by a high level of customer service, which cannot be assured. In addition, to attract and retain online users, and to promote and maintain Bluefly.com in response to competitive pressures, we may find it necessary to increase substantially our advertising and marketing expenditures. If we are unable to provide high quality online services or customer support, or otherwise fail to promote and maintain Bluefly.com, or if we incur excessive expenses in an attempt to promote and maintain Bluefly.com, our long-term growth prospects would be materially adversely affected.

        There Can Be No Assurance That Our Technology Systems Will Be Able To Handle Increased Traffic; Implementation of Changes to Web Site. A key element of our strategy is to generate a high volume of traffic on, and use of, Bluefly.com. Accordingly, the satisfactory performance, reliability and availability of Bluefly.com, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers, as well as maintain adequate customer service levels. Our revenues will depend on the number of visitors who shop on Bluefly.com and the volume of orders we can handle. Unavailability of our Web site or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect consumer perception of our brand name. We may experience periodic system interruptions from time to time. If there is a substantial increase in the volume of traffic on Bluefly.com or the number of orders placed by customers, we will be required to expand and upgrade further our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of Bluefly.com or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In addition, in order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of Bluefly.com, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the online commerce industry. Accordingly, we redesign and enhance various functions on our Web site on a regular basis, and we may experience instability and performance issues as a result of these changes.

        We May Be Subject To Higher Return Rates. We recognize that purchases of apparel and fashion accessories over the Internet may be subject to higher return rates than traditional store bought merchandise. We have established a liberal return policy in order to accommodate our customers and overcome any hesitancy they may have with shopping via the Internet. If return rates are higher than expected, our business, prospects, financial condition, cash flows and results of operations could be materially adversely affected.

        Our Success Is Largely Dependent Upon Our Executive Personnel. We believe our success will depend to a significant extent on the efforts and abilities of our executive personnel. In particular, we rely upon their strategic guidance, their relationships and credibility in the vendor and financial communities and their ability to recruit key operating personnel. We have entered into employment agreements with each of our executive officers. The employment agreements with our CEO and CFO/COO expire on June 30, 2005. The employment agreement with our President expires on March 1, 2007. However, none of these employment agreements prohibit the executive officer from terminating his or her employment with us in order to pursue a more attractive opportunity and, to the extent that we do not successfully implement our plans, other opportunities may appear more attractive. The loss of the services of any of our executive officers could have a material adverse effect on our credibility in the vendor communities and our ability to recruit new key operating personnel.

        Our Success Is Dependent Upon Our Ability To Attract New Key Personnel. Our operations will also depend to a great extent on our ability to attract new key personnel with relevant experience and retain existing key personnel in the future. The market for qualified personnel is extremely competitive. Our failure to attract additional qualified employees could have a material adverse effect on our prospects for long-term growth.

        There Are Inherent Risks Involved In Expanding Our Operations. We may choose to expand our operations by developing new Web sites, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered, expanding our market presence through relationships with third parties, adopting non-Internet based channels for distributing our products, or consummating acquisitions or investments. Expansion of our operations in this manner would require significant additional expenses and development, operations and editorial resources and would strain our management, financial and operational resources. For example, we have historically expended significant internal resources in connection with the redesign of our Web site and the implementation of our online strategic alliances, and we expect to devote significant manpower to the launch of our storefront on Amazon.com. Moreover, in the event that we expand upon our efforts to open brick-and-mortar outlet stores, we will be required to devote significant internal resources and capital to such efforts. There can be no assurance that we would be able to expand our efforts and operations in a cost effective or timely manner or that any such efforts would increase overall market acceptance. Furthermore, any new business or Web site that is not favorably received by consumer or trade customers could damage our reputation.

        We May Be Liable For Infringing The Intellectual Property Rights Of Others. Third parties may assert infringement claims against us. From time to time in the ordinary course of business we have been, and we expect to continue to be, subject to claims alleging infringement of the trademarks and other intellectual property rights of third parties. These claims and any resulting litigation, if it occurs, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time consuming and expensive and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

        We May Be Liable for Product Liability Claims. We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted. If a successful claim were brought against us in excess of our insurance coverage, it could have a material adverse effect on our cash flow and on our reputation with customers. Unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

        We Cannot Guarantee The Protection Of Our Intellectual Property. Our intellectual property is critical to our success, and we rely on trademark, copyright, domain names and trade secret protection to protect our proprietary rights. Third parties may infringe or misappropriate our trademarks or other proprietary rights, which could have a material adverse effect on our business, prospects, results of operations or financial condition. While we enter into confidentiality agreements with our employees, consultants and strategic partners and generally control access to and distribution of our proprietary information, the steps we have taken to protect our proprietary rights may not prevent misappropriation. We are pursuing registration of various trademarks, service marks and domain names in the United States and abroad. Effective trademark, copyright and trade secret protection may not be available in every country, and there can be no assurance that the United States or foreign jurisdictions will afford us any protection for our intellectual property. There also can be no assurance that any of our intellectual property rights will not be challenged, invalidated or circumvented. In addition, we do not know whether we will be able to defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in

Internet related industries is uncertain and still evolving. Moreover, even to the extent that we are successful in defending our rights, we could incur substantial costs in doing so.

        Our Business Could Be Harmed By Consumers' Concerns About The Security of Transactions Over the Internet. Concerns over the security of transactions conducted on the Internet and commercial online services, the increase in identity theft and the privacy of users may also inhibit the growth of the Internet and commercial online services, especially as a means of conducting commercial transactions. Moreover, although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches could have a material adverse effect on our business, prospects, financial condition and results of operations.

        We Face Legal Uncertainties Relating To The Internet In General and To Our Industry In Particular And May Become Subject To Costly Government Regulation. We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to online commerce. However, it is possible that laws and regulations may be adopted that would apply to the Internet and other online services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may increase our cost of doing business and/or decrease the demand for our products and services and increase our cost of doing business.

        The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and online commerce could also increase our cost of doing business. In addition, if we were alleged to have violated federal, state or foreign, civil or criminal law, we could face material liability and damage to our reputation and, even if we successfully defend any such claim, we could incur significant costs in connection with such defense.

        We Face Uncertainties Relating To Sales And Other Taxes. We are not currently required to pay sales or other similar taxes in respect of shipments of goods into states other than Virginia, New Jersey and New York. However, one or more states may seek to impose sales tax collection obligations on out of state companies such as our company that engage in online commerce. In addition, any new operation in states outside Virginia, New Jersey and New York could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the sale of merchandise by us is subject to sales or other taxes, could subject us to material liabilities and, to the extent that we pass such costs on to our customers, could decrease our sales.

        Change Of Control Covenant And Liquidation Preference of Preferred Stock. We have agreed with Soros, that for so long as any shares of our shares of preferred stock held by it are outstanding, we will not take any action to approve or otherwise facilitate any merger, consolidation or change of control, unless provisions have been made for the holders of such preferred stock to receive from the acquirer an amount in cash equal to the respective aggregate liquidation preferences of such preferred stock. The aggregate liquidation preference of our preferred stock is equal to the greater of (i) approximately $48,300,000 (plus any accrued and unpaid dividends) and (ii) the amount that the holders of shares of our preferred stock would receive if they were to convert such shares into shares of our common stock immediately prior to liquidation.

        The Holders Of Our Common Stock May Be Adversely Affected By The Rights Of Holders Of Preferred Stock That May Be Issued In The Future. Our certificate of incorporation and by laws, as amended, contain certain provisions that may delay, defer or prevent a takeover. Our Board of Directors has the authority to issue up to 15,486,250 additional shares of preferred stock, and to determine the price, rights, preferences and restrictions, including voting rights, of those shares, without any further vote or action by the stockholders. Accordingly, our Board of Directors is empowered, without approval of the holders of our common stock, to issue preferred stock, for any reason and at any time, with such rates of dividends, redemption provisions, liquidation preferences, voting rights, conversion privileges and other characteristics as they may deem necessary. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

                           FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from those expressed in these forward-looking statements.

        Forward-looking statements include information concerning our possible or assumed future results of operations as well as statements that include the words "believe," "expect," "anticipate," "intend" or similar expressions. You should understand that certain important factors, including those set forth in "Risk Factors" below and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. In connection with these forward-looking statements, you should carefully review the risks set forth in this prospectus and the documents we incorporate by reference into this prospectus.

                                 USE OF PROCEEDS

        The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares from the selling stockholders. However we would receive the proceeds of any exercise of the warrants held by these selling stockholders to the extent that such warrants are exercised for cash. In the event that all such warrants were exercised for cash, the aggregate proceeds received by us would be approximately $2,349,000. There can be no assurance concerning the number or the timing of the exercise of such warrants by the selling stockholders at this date. In addition, because certain of the warrants contain provisions allowing for a cashless exercise under certain circumstances, there can be no assurance that we would receive all such proceeds even if all such warrants are exercised. Any proceeds realized from the exercise of such warrants will be used for general working capital.

                              SELLING STOCKHOLDERS

        This prospectus relates to the resale of up to 3,766,510 shares of our common stock by the selling stockholders listed below. These shares include: (i) 1,543,209 shares that were sold by us at the price of $3.24 per share in a private placement that closed on January 12, 2004, (ii) 385,801 shares that are issuable upon the exercise of warrants that were issued in the same private placement with an exercise price of $3.96 per share, (iii) 1,500,000 shares issuable upon the conversion of outstanding shares of our Series A Preferred Stock, (iv) 37,500 shares that are issuable upon the exercise of a stock option granted in March 2001 with an exercise price of $1.34 per share, (v) 50,000 shares that are issuable upon the exercise of warrants granted in September 2000 with an exercise price of $3.72 per share and (vi) 250,000 shares that are issuable upon exercise of warrants granted in December 2003 with an exercise price of $2.34 per share.

        The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock by the selling stockholders, as of January 13, 2004. The following table assumes that the selling stockholders sell all of their shares. We are unable to determine the exact number of shares that will actually be sold.

        We have agreed to indemnify the selling stockholders for certain liabilities arising out of the registration statement of which this prospectus is a part. In addition, we have agreed to indemnify the selling stockholders that were investors in the New Financing for any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments, penalties (including without limitation, reasonable attorneys' fees and expenses) actually suffered or incurred by them, arising out of or resulting from any breach of our representations and warranties in the common stock and warrant purchase agreement that we entered into with them in connection with the New Financing. Notwithstanding the foregoing, we have no obligation to compensate any of such selling stockholders for punitive damages and our liability to such selling stockholders under such indemnification provision cannot exceed 125% of the purchase price for the securities purchased in the New Financing (increased to 150% in January 2005), plus reasonable attorney's fees. In addition, we have had the following relationships with certain of the selling stockholders during the past three years: (a) we paid Enable Capital, LLC, an affiliate of Enable Growth Partners, LP, a finders fee of $194,000 in consideration for its role in introducing us to the participants in the New

Financing (in addition, we previously entered into an agreement with Enable Capital, LLC, wherein Enable Capital, LLC was a non-exclusive placement agent with respect to a prior transaction that was never consummated and for which, as a result, no fees were paid); (b) Scott and James Ressler are principals of Ashley Reed Trading, Inc. ("Ashley Reed") which has been one of our suppliers of inventory for the past three years and received the warrants currently held by the Resslers in return for an agreement to sell us up to $4 million of inventory over the next three years at a 5% mark-up over Ashley Reed's cost; (c) The Wall Street Group, Inc. provided investor relations services to us (including assisting us in creating, developing and distributing investor relations materials and arranging meetings between us and members of the investment community) from March 2001 to September 2001 and received its stock option as partial consideration for such services; and (d) Quantum Industrial Partners LDC and SFM Domestic Investments LLC are part of the Soros group that owns a majority of our capital stock, has the right to designate two members of our Board of Directors and has entered into various financing arrangements with us as described more fully in "Risk Factors." We believe that the terms of each of the relationships described above were at least as favorable to us as what we could have obtained from a third party who did not own any equity interest in us.

        Except as described above and in the documents incorporated by reference into this prospectus, none of the selling shareholders listed in the table have held any position or office or have had a material relationship with us or any of our affiliates within the past three years, other than as described above, elsewhere in this Prospectus or in the documents incorporated herein by reference.

        The percentage of shares beneficially owned is based on 14,471,375 shares outstanding at February 19, 2004 determined in accordance with Rule 13d-3 of the Exchange Act. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of such date through the exercise of any warrants or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                                                                                        SHARES BENEFICIALLY
                                                  NUMBER OF SHARES BENEFICIALLY                   OWNED AFTER OFFERING (ASSUMING
                                                   OWNED PRIOR TO THE OFFERING                    ALL SHARES BEING OFFERED ARE SOLD)
                                                  -----------------------------  SHARES BEING     ---------------------------------
NAME OF SELLING STOCKHOLDER                          NUMBER           PERCENT       OFFERED           NUMBER             PERCENT
------------------------------------------------  ------------      -----------  ------------     ---------------     --------------
Longview Fund, LP (17)(28).......................      385,802(1)          2.65%      385,802(1)               --             --
Longview Equity Fund, LP (18)(28)................      771,605(2)          5.28%      771,605(2)               --             --
Longview International Equity Fund, LP (19)(28)..      347,222(3)          2.39%      347,222(3)               --             --
Alpha Capital Aktiengesellscft(20)(28)...........      154,321(4)          1.06%      154,321(4)               --             --
Gamma Opportunity Capital Partners, LP (21)(28)..       77,160(5)              *       77,160(5)               --             --
Enable Growth Partners, LP (21)(28)..............       57,870(6)              *       57,870(6)               --             --
Genesis Microcap Inc.(22)(28)....................       67,515(7)              *       67,515(7)               --             --
Barucha LLC (23)(28).............................       28,935(8)              *       28,935(8)               --             --
J.M. Hull Associates, LP (24)(28)................       38,580(9)              *       38,580(9)               --             --
The Wall Street Group, Inc.(25) .................       37,500(10)             *       37,500(10)              --             --
Scott Ressler....................................      150,000(11)         1.03%      150,000(11)              --             --
James Ressler....................................      150,000(12)         1.03%      150,000(12)              --             --
Quantum Industrial Partners LDC (26).............   48,188,318(13)        83.99%    1,452,472(14)      46,735,846          81.46%
SFM Domestic Investments LLC (27)................    1,576,833(15)         9.93%       47,528(16)       1,529,305           9.63%
     TOTAL.......................................   52,031,661            87.45%    3,766,510          48,265,151          82.12%

   * Represents beneficial ownership of less than 1% of common stock.

   1.  Includes warrant to purchase 77,160 shares at a price of $3.96 per share.
   2. Includes warrant to purchase 154,321 shares at a price of $3.96 per share.
   3.  Includes warrant to purchase 69,444 shares at a price of $3.96 per share.
   4.  Includes warrant to purchase 30,864 shares at a price of $3.96 per share.
   5.  Includes warrant to purchase 15,432 shares at a price of $3.96 per share.
   6.  Includes warrant to purchase 11,574 shares at a price of $3.96 per share.

   7.  Includes warrant to purchase 13,503 shares at a price of $3.96 per share.
   8.  Includes warrant to purchase 5,787 shares at a price of $3.96 per share.
   9.  Includes warrant to purchase 7,716 shares at a price of $3.96 per share.
   10. Includes option to purchase 37,500 shares at a price of $1.34 per share.
   11. Includes warrant to purchase 25,000 shares at a price of $3.72 per share and warrant to purchase 125,000 shares at a price of $2.34 per share.
   12. Includes warrant to purchase 25,000 shares at a price of $3.72 per share and warrant to purchase 125,000 shares at a price of $2.34 per share.
   13. Represents: 3,806,923 shares of our common stock issuable upon conversion of 445,410 shares our Series A preferred stock; 26,503,095 shares of our common stock issuable upon conversion of 8,607,843 shares of our Series B preferred stock; 1,274,078 shares of our common stock issuable upon conversion of 968.3 shares of our Series C preferred stock; 9,092,525 shares of our common stock issuable upon conversion of 6,910.319 shares of our Series D preferred stock; 5,287,082 shares of our common stock; 1,274,078 shares of our common stock issuable upon conversion of 968.3 shares of our Series E preferred stock; and 950,537 shares of our common stock issuable upon exercise of warrants.
   14. Represents 1,452,472 shares of our common stock issuable upon conversion of shares of our Series A Preferred Stock.
   15. Represents: 124,701 shares of our common stock issuable upon conversion of 14,590 shares of our Series A preferred stock; 866,942 shares of our common stock issuable upon conversion of 281,571 shares of our Series B preferred stock; 41,710 shares of our common stock issuable upon conversion of 31.7 shares of our Series C preferred stock; 297,669 shares of our common stock issuable upon conversion of 226.229 shares of our Series D preferred stock; 172,995 shares of our common stock; 41,710 shares of our common stock issuable upon conversion of 31.7 shares of our Series E preferred stock; and 31,107 shares of our common stock issuable upon exercise of warrants.
   16. Represents 47,528 shares of our common stock issuable upon conversion of shares of our Series A Preferred Stock.
   17. Peter T. Benz is the Chief Executive Officer of Viking Asset Management, LLC, the general partner of Longview Fund, LP, and, accordingly, may be deemed to have voting and dispositive power over securities held for the account of the Longview Fund, LP.
   18. Wayne H. Coleson is the Chief Executive Officer of Redwood Grove Capital Management, LLC, the investment adviser of the Longview Equity Fund, LP, and, accordingly, may be deemed to have voting and dispositive power over securities held for the account of the Longview Equity Fund, LP.
   19. Wayne H. Coleson is the Chief Executive Officer of Redwood Grove Capital Management, LLC, the investment adviser of the Longview International Equity Fund, LP, and, accordingly, may be deemed to have voting and dispositive power over securities held for the account of the Longview International Equity Fund, LP.
   20. Konrad Ackerman is the sole shareholder and sole director of Alpha Capital Aktiengesellscft and, accordingly, may be deemed to have voting and dispositive power over securities held for the account of Alpha Capital Aktiengesellscft.
   21. Jonathan Knight is the President of Gamma Capital Advisors, Ltd., the general partner of Gamma Opportunity Capital Partners, LP, and, accordingly, may be deemed to have voting and dispositive power over securities held for the account of Gamma Opportunity Capital Partners, LP.
   22. Larry Gibbins is a majority shareholder and director of Genesis Microcap Inc. and, accordingly, may be deemed to have voting and dispositive power over securities held for the account of Genesis Microcap Inc.
   23. Ezira Birnbaum is a director of Barucha LLC and, accordingly, may be deemed to have voting and dispositive power over securities held for the account of Barucha LLC.
   24. James Mitchell Hull is the general partner of J.M. Hull Associates, LP and, accordingly, may be deemed to have voting and dispositive power over securities held for the account of the J.M. Hull Associates, LP.
   25. Donald Kirsch is the Chairman and President of The Wall Street Group, Inc. and, accordingly, may be deemed to have voting and dispositive power over securities held for the account of The Wall Street Group, Inc.
   26. Quantum Industrial Partners LDC is an exempted limited duration company formed under the laws of the Cayman Islands ("QIP"). QIH Management Investor, L.P. ("QIHMI"), an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of QIP. The sole general partner of QIHMI is QIH Management LLC, a Delaware limited liability company ("QIH Management"). Soros Fund Management LLC, a Delaware limited liability company ("SFM"), is the sole managing member of QIH Management. George Soros is the

       Chairman of SFM and, in such capacity, may be deemed to have voting and dispositive power over securities held for the account of QIP.
   27. SFM Domestic Investments LLC ("SFMD") is a Delaware limited liability company. George Soros is the sole managing member of SFMD and, in such capacity, may be deemed to have voting and dispositive power over securities held for the account of SFMD.
   28. Participant in the New Financing.

We assume that the selling stockholders will seek to sell all of the shares offered under this prospectus, but we are unable to determine the exact number of shares that will actually be sold or whether and to what extent any of the selling stockholders will exercise any warrants or options that they may hold.

                              PLAN OF DISTRIBUTION

        We are registering the resale of the shares of our common stock on behalf of the selling stockholders'. As used in this prospectus, the term selling stockholders includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. We will not receive any of the proceeds of this offering. However we would receive the proceeds of any exercise of the warrants held by these selling stockholders to the extent that such warrants are exercised for cash. In the event that all such warrants were exercised for cash, the aggregate proceeds received by us would be approximately $2,349,000. There can be no assurance concerning the number or the timing of the exercise of such warrants by the selling stockholders at this date. In addition, because certain of the warrants contain provisions allowing for a cashless exercise under certain circumstances, there can be no assurance that we would receive all such proceeds even if all such warrants are exercised.

        This prospectus covers the selling stockholders resale of up to 3,766,510 shares of common stock.

        The selling shareholders may sell shares of common stock from time to time in one or more transactions:

        .   at fixed prices that may be changed;
        .   at market prices prevailing at the time of sale; or
        .   at prices related to such prevailing market prices or at negotiated prices.

        The selling shareholders may offer their shares of common stock in one or more of the following transactions:

        .   on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq SmallCap Market or the Boston Stock Exchange;
        .   in the over-the-counter market;
        .   in privately-negotiated transactions;
        .   through options;
        .   by pledge to secure debts and other obligations;
        .   by a combination of the above methods of sale; or
        .   to cover short sales made pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

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        The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders may also pledge or loan the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus. In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers or agents to participate. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. We will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

        The selling stockholders and any underwriter, broker-dealer or agent who participate in the distribution of such shares may be deemed to be underwriters under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act of 1933.

        In order to comply with the securities laws of certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. The selling stockholders have advised the Company that they only intend to offer and sell the shares in the states of New York, New Jersey, Florida and California. The Company intends to make certain filings with the state of New York in order to permit the selling stockholders to offer and sell the shares in the state of New York. In the states of New Jersey and California, a registration or qualification is not required if the sale of the shares is effected by or through a licensed-broker dealer in such states pursuant to an unsolicited order or offer to buy. In the state of Florida, a registration or qualification is not required if the sale of the shares is effected by or through a licensed registered associated person of a licensed broker dealer in Florida. The Company has not registered or qualified, and does not currently intend to register or qualify, the offer and sale of the shares in any other state. While there may be exemptions from such registrations or qualifications in certain states, the shares should not be sold in any other state without first verifying with the Company that such exemption is available and whether such shares should be sold through registered or licensed brokers or dealers.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        Enable Growth Partners, LP ("Enable"), one of the selling stockholders is an affiliate of a broker-dealer. Enable has represented to us that it purchased the securities to be resold pursuant to this prospectus in the ordinary course of business and, at the time of the purchase of such securities, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

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                                     EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon by Swidler Berlin Shereff Friedman, LLP ("Swidler Berlin"), our counsel. Jonathan P. Freedman, who became our General Counsel in February 2004, was previously an associate attorney at Swidler Berlin and participated in the preparation of its opinion.

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